November 17, 2006

Mr. Steven Jacobs

Accounting Branch Chief

Division of Corporation Finance

U. S. Securities and Exchange Commission

Washington, DC 20549

Re: National Health Realty, Inc.

Form 10-K for the year ended December 31, 2005

Filed March 8, 2006

File No. 1-13487

Dear Mr. Jacobs:

We are in receipt of your comment letter to us dated November 2, 2006. We have copied your comments and our corresponding responses to match the order of the comments in your letter.

SEC Comment #1:

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements

Note 3 - Relationship with National HealthCare Corporation, page 30

1. In light of your advisory services agreement with NHC and considering that NHC is your primary tenant, please tell us how you considered whether NHC is a related party as defined in SFAS 57 and whether disclosure of material related party transactions is appropriate.

NHR Response #1:

In the SFAS 57 definition, parties are considered related when, in relevant part, one has the power--through ownership, contractual right, family relationship, or otherwise--to directly, or indirectly control, or significantly influence the other.

We believe that the advisory agreement does not provide a means whereby NHC can control or significantly influence the management or operating policies of the Company to an extent that each party is not able to fully pursue its own interests.

The advisory agreement has the following provisions:

a. The relationships established by the advisor (that is, NHC) and the Company are independent contractor relationships.

b. The advisor NHC serves under the supervision of the board of directors of the Company.

c. The duties of the advisor NHC are to present to the Company board of directors suitable investment programs consistent with the instructions of the board and to manage the day to day administrative operations of the company.

The advisory agreement includes phrases such as "subject to the supervision and approval of the Directors (of the Company) and upon their direction," "consistent with the provisions of the Articles of Incorporation and Bylaws" of the Company, and "policies for the Corporation from time to time established by the Directors" of the Company.

We believe the fact that NHC is our primary tenant does not create a related party elationship. Lease negotiations between the two companies are conducted by the independent directors of both the Company and NHC. The independent directors of the Company have engaged outside independent consultants to advise the board as to whether the lease terms are fair to the Company.

Furthermore, even though we do not believe the parties meet the definition of a related party set forth in SFAS 57, we do believe that all material transactions between the parties are fully disclosed.

SEC Comment #2:

2. In all future filings, please present summary financial data for NHC.

NHR Response #2:

In all future filings, we will present summary financial data for NHC.

SEC Comment #3:

3. We note the disclosure of your commitments related to paragraph 2 of Amendment No. 3 of the Master Operating Lease. Please explain to us how you intend to account for the transaction once NHC constructs additional beds. Tell us whether you will record any asset or liability related to the transaction and how you will account for the Expansion Rent. Additionally, please clarify who will hold title to the additional beds prior to lease termination and clarify whether you have the same reimbursement obligations upon expiration rather than early termination.

NHR Response #3:

Our intention is to not report the capital expenditures of NHC or any liability to NHC for the capital expenditures on the Company's balance sheet. We do intend to report the revenues from expansion rent beginning when the capital expenditures are funded by NHC and NHR is entitled to the increased rent.

The Company evaluated whether such assets and leasehold improvements were owned by the Company or NHC for accounting purposes, as the requirement for NHC to pay for the improvements was not necessarily determinative of ownership. The Company concluded that based on the economic factors of the lease (principally because the Company is required to purchase the assets at the end of the lease term based on a measure of fair value) NHC is the accounting owner of the leasehold improvements.

Please note that the expansion rent is immaterial in amount (expected to total approximately $190,000, or $25,359,000 expected construction cost times .0075).

The Company also considered the guidance in Emerging Issues Task Force Issue 97-10, "The Effect of Lessee Involvement in Asset Construction" ("EITF 97-10").

EITF 97-10 indicates that NHC's significant involvement and risk of loss related to the construction demonstrates that, in substance, NHC is the owner of the asset during the construction period, and would continue to own the asset absent a transaction qualifying as a sale or other disposition.

NHC's significant involvement during the construction period includes providing 100% of construction financing, being obligated on the construction contracts, supervising the construction, and being responsible for all of the cost of construction.

Accordingly, the Company has accounted for the increased rent based on the accounting treatment described in SFAS 13.

We know of no distinction between expiration and early termination as it relates to reimbursement obligations.

We hereby acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in the filings, that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance in our compliance with the applicable disclosure requirements and welcome any additional comments you may have.

Sincerely,

NATIONAL HEALTH REALTY, INC.

/s/ Donald K. Daniel

Donald K. Daniel

Senior Vice President/Controller

DKD/kth